FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                 April 13, 2005
                   For the fiscal year ended December 31, 2004

                            LOCALIZA RENT A CAR S.A.
                                TOTAL FLEET S.A.
                            LOCALIZA FRANCHISING S.A.
                        PRIME PRESTADORA DE SERVICOS S.A.
                    LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.
                 (Translation of registrant's name into English)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F __X__          Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes ____                No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes ____                No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes ____                No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 filed with the Securities and Exchange Commission by Localiza Rent a Car S.A. and its co-registrants, File No.333-13852.

                               TABLE OF CONTENTS


Item
Localiza Rent a Car S.A . and subsidiaries
1. Consolidated Balance Sheets - December 31, 2003 and 2004
2. Consolidated  Statements  of Income for the years ended December 31,
   2003 and 2004
3. Summary  Financial  Data  by Business Segment for the years ended
   December 31,  2003  and  2004
4. Selected Historical Financial and Other Data - 4Q2003, 4Q2004, years ended December 31,  2003  and  2004
5. Reclassification of Certain Financial Statement Itens and Other Information
6. Signatures page

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                  ( Unaudited )

                                                            December 31,
                                                         -------------------
                                                           2003        2004
                                                         -------     -------
CURRENT ASSETS:

Cash and cash equivalents                                159,264     129,345

Accounts receivable, net                                  46,899      54,821

Revenue-earning vehicles, net                            278,409     467,753

Deferred income tax and social contribution                2,909       2,043

Other                                                      8,974       3,363
                                                         -------     -------
                                                         496,455     657,325
                                                         -------     -------
NONCURRENT ASSETS:

Revenue-earning vehicles, net                            110,452     144,397

Escrow deposits                                           19,235      18,949

Deferred income tax and social contribution               12,486      13,865

Other                                                        490         337
                                                         -------     -------
                                                         142,663     177,548
                                                         -------     -------

PROPERTY AND EQUIPMENT, NET                               18,581      23,997
                                                         -------     -------

GOODWILL                                                   4,704       4,704
                                                         -------     -------

Total assets                                             662,403     863,574
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

            CONSOLIDATED BALANCE SHEETS - DECEMBER 31, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                  ( Unaudited )

                                                           December 31,
                                                        --------------------
                                                          2003        2004
                                                        --------    --------
CURRENT LIABILITIES:

Loans and financing                                       8,309      142,397

Short term debt - Senior Notes                                -      196,160

Interest payable - Senior Notes                           5,410        4,971

Unrealized gain (loss) on derivatives                         -       64,068

Accounts payable                                         81,670       58,753

Payroll and related charges                              11,562       13,315

Income tax and social contribution                          954        1,793

Taxes, other than on income                               4,576        2,380

Deferred income tax and social contribution               6,356       15,396

Advances from customers                                   4,847        5,579

Other                                                     1,118        1,511
                                                         -------     -------
                                                         124,802     506,323
                                                         -------     -------

NONCURRENT LIABILITIES:

Loans and financing                                           -        2,954

Long-term debt                                          213,512            -

Unrealized loss on derivatives                           19,072            -

Reserve for contingencies                                45,727       52,371

Deferred income and social contribution taxes            14,440        5,734

Other                                                     1,617        2,680
                                                         -------     -------
                                                         294,368      63,739
                                                         -------     -------

MINORITY INTEREST:                                            17         153
                                                         -------     -------

SHAREHOLDERS' EQUITY:

Capital Stock                                           153,693      169,723

Accumulated earnings                                     89,523      111,232

Cumulative other comprehensive income (loss)                  -       12,404
                                                         -------     -------
                                                         243,216     293,359
                                                         -------     -------
Total liabilities and shareholders' equity               662,403     863,574
                                                         =======     =======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

                  FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )

                                  ( Unaudited )
                                                     Year ended December 31,
                                                    -------------------------
                                                         2003         2004
                                                       --------     -------
NET REVENUES:


Car  rental                                            155,291      197,098

Fleet management                                       120,309      127,822

Franchising                                              5,456        6,526

Used car sales                                         250,978      303,010
                                                       -------      -------
  Total net revenues                                   532,034      634,456
                                                       -------      -------

EXPENSES AND COSTS:

Direct operating                                        (97,924)   (107,156)

Cost of used car sales                                 (206,579)   (238,807)

Taxes on revenues                                       (16,337)    (18,058)

Selling, general, administrative and other              (58,963)    (72,833)

Depreciation of vehicles                                (37,222)    (18,557)

Other depreciation and amortization                      (3,841)     (4,796)
                                                       --------    --------
  Total operating expenses and costs                   (420,866)   (460,207)
                                                       --------    --------

Operating income                                        111,168     174,249

FINANCIAL (EXPENSE) INCOME, NET                          40,677     (43,016)

OTHER NONOPERATING (EXPENSE) INCOME, NET                     97         207
                                                        -------     -------

Income before taxes and minority interest               151,942     131,440
                                                        -------     -------
INCOME TAX AND SOCIAL CONTRIBUTION:

  Current                                               (23,259)    (40,943)
  Deferred                                              (22,937)        207
                                                        -------     -------
                                                        (46,196)    (40,736)
                                                        -------     -------

Income before minority interest                         105,746      90,704

MINORITY INTEREST                                          (106)       (136)
                                                        -------     -------

Net income                                              105,640      90,568
                                                        =======     =======
OTHER COMPREHENSIVE INCOME (LOSS):
  Total change in market value of marketable securities     501           -
  Reclassification adjustment of realized gains(losses)     219           -
                                                          -----      ------
  Unrealized gains(losses)on marketable securities          720           -
                                                          -----      ------
  Deferred income tax and social contribution
      on unrealized gains (losses)                         (245)          -
                                                        -------      ------
  Other comprehensive income (loss)                         475           -
                                                        -------      ------
         Comprehensive income                           106,115      90,568
                                                        =======      ======

                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

                   FOR YEARS ENDED DECEMBER 31, 2003 AND 2004

                   ( Stated in thousands of Brazilian Reais )


                                  ( Unaudited )


                                             Year ended December 31,
                                         -------------------------------
                                              2003            2004
                                             ------          ------
      NET REVENUES:

      Car rental                            155,291         197,098

      Fleet management                      120,309         127,822

      Franchising                             5,456           6,526

      Used car sales                        250,978         303,010
                                            -------         -------
                                            532,034         634,456
                                            -------         -------


      DEPRECIATION AND AMORTIZATION:

      Car  rental                          (14,225)          (3,545)

      Fleet management                     (22,997)         (15,012)

      Other                                 (3,841)          (4,796)
                                           --------         --------
                                           (41,063)         (23,353)
                                           --------         --------


      OPERATING INCOME:

      Car rental                             50,173          87,125

      Fleet management                       54,078          71,278

      Franchising                             2,483           1,282

      Used car sales                         25,012          39,533

      Corporate expenses                    (16,737)        (20,173)

      Other depreciation and amortization    (3,841)         (4,796)
                                            -------         -------
                                            111,168         174,249
                                            -------         -------


      OPERATING MARGIN:

      Car  rental                            32.3%           44.2%

      Fleet management                       44.9%           55.8%

      Franchising                            45.5%           19.6%

      Used car sales                         10.0%           13.0%

      Total                                  20.9%           27.5%

                    LOCALIZA RENT A CAR S A AND SUBSIDIARIES
                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA
     ( Stated in thousands of Brazilian Reais unless otherwise indicated )
                                 ( Unaudited )
                                                                                  Year ended    Year ended
                                                                                   December      December
                                                          4 Q 2003     4 Q 2004      2003           2004
                                                          --------     --------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Car rental                                                41,606       57,053     155,291       197,098
  Fleet management                                          29,753       32,070     120,309       127,822
                                                            ------       ------     -------       -------
    Total vehicle rental                                    71,359       89,123     275,600       324,920

  Used car sales                                            69,343      100,389     250,978       303,010
  Franchising                                                1,441        1,654       5,456         6,526
                                                           -------      -------     -------       -------
Total net revenues                                         142,143      191,166     532,034       634,456
                                                           -------      -------     -------       -------
Direct operating costs and expenses:
  Car rental                                               (17,655)     (26,246)    (61,755)      (71,144)
  Fleet management                                         (11,860)      (9,610)    (33,488)      (31,160)
                                                           -------      -------     -------      --------
    Total vehicle rental                                   (29,515)     (35,856)    (95,243)     (102,304)

  Cost of used car sales                                   (58,031)     (77,412)   (206,579)     (238,807)

  Franchising                                                 (907)      (2,459)     (2,681)       (4,852)

  Taxes on revenues                                         (2,850)      (4,911)    (16,337)      (18,058)
                                                           -------     --------    --------      --------
Total direct operating costs and expenses                  (91,303)    (120,638)   (320,840)     (364,021)
                                                           -------     --------    --------      --------
Gross profit                                                50,840       70,528     211,194       270,435

Selling, general, administrative expenses and other:
  Advertising, promotion and selling:
    Car rental                                              (2,516)      (5,728)    (19,064)      (24,109)
    Fleet management                                         2,473         (203)     (4,367)       (4,990)
    Used car sales                                          (5,215)      (9,263)    (18,727)      (23,549)
    Franchising                                                 (1)         (11)        (36)          (12)
                                                            ------      -------     -------       -------
      Total adverstising, promotion and selling             (5,259)     (15,205)    (42,194)      (52,660)

  General and administrative expenses                       (4,836)      (7,929)    (13,673)      (18,301)
  Other                                                     (3,027)        (504)     (3,096)       (1,872)
                                                            ------       ------      ------       -------
Total selling, general, administrative and other expense   (13,122)     (23,638)    (58,963)      (72,833)
                                                            ------       ------      ------       -------
Depreciation expenses:
  Vehicle depreciation expenses:
    Car rental                                              (4,192)      (2,694)    (14,225)       (3,545)
    Fleet management                                        (3,264)      (2,923)    (22,997)      (15,012)
                                                            ------       ------     -------       -------
     Total vehicle depreciation expenses                    (7,456)      (5,617)    (37,222)      (18,557)
  Non-Vehicle depreciation and amortization expenses        (1,019)      (1,322)     (3,841)       (4,796)
                                                            ------       ------     -------       -------
Total depreciation and amortization expenses                (8,475)      (6,939)    (41,063)      (23,353)
                                                            ------       ------     -------       -------
Operating income                                            29,243       39,951     111,168       174,249
                                                            ------       ------     -------       -------
Financial Interest:
   Expense                                                 (10,199)      (8,466)    (32,785)      (36,764)
   Income                                                    8,192        2,954      35,473        26,700
   Taxes on financial revenues                                (251)          (1)     (1,672)       (1,325)
   Monetary variation and exchange loss                      2,669       14,531      47,384        17,474
   Monetary variation and exchange gain                         (5)         (27)       (488)          (46)
   Realized gains (losses)on sale of marketable securiti       244            -        (219)            -
   Unrealized gains (losses) on derivatives                 (3,316)     (25,739)     (7,016)      (49,030)
   Realized gains (losses) on derivatives                        -          (25)          -           (25)
                                                            ------      -------      ------       -------
      Financial interest (expense) income, net              (2,666)     (16,773)     40,677       (43,016)
                                                            ------      -------      ------       -------
Nonoperating (expense) income, net                              13           47          97           207
                                                            ------      -------     -------       -------
Income before taxes and minority interest                   26,590       23,225     151,942       131,440

Income tax and social contribution                          (3,365)      (9,565)    (46,196)      (40,736)
Minority interest                                               (2)         (23)       (106)         (136)
                                                            ------       ------     -------       -------
Net income                                                  23,223       13,637     105,640        90,568
                                                            ======       ======     =======       =======
OTHER COMPREHENSIVE INCOME (LOSS)                                -            -         475             -
                                                            ------       ------     -------       -------
Comprehensive income                                        23,223       13,637     106,115        90,568
                                                            ======       ======     =======       =======

                    LOCALIZA RENT A CAR S.A.AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                Year ended    Year ended
                                                                                 December      December
STATEMENT OF OPERATIONS DATA                             4 Q 2003     4 Q 2004     2003          2004
                                                         --------     --------  -----------   -----------
OTHER DATA :

EBITDA                                                     37,718       59,294     152,229       210,006

Vehicle Depreciation Expense                               (7,456)      (5,617)    (37,222)      (18,557)
                                                           ------       ------     -------       -------
Adjusted EBITDA                                            30,262       53,677     115,007       191,449
                                                           ======       ======     =======       =======



             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2003 and in the 2004 financial statements, certain amounts in Localiza's results of operations for 2003 have been reclassified.


1 - Reclassification of 4Q2003 and year 2003 amount of R$7,240 related to expenses from Selling, general and administrative expenses to: (i) Direct operating costs and expenses, in the amount of R$6,439 (R$3,438 for car rental and R$3,001 for fleet management); (ii) General and administrative expenses, in the amount of R$801.


                    LOCALIZA RENT A CAR S.A. AND SUBSIDIARIES

                    SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


                                                                                  Year ended    Year ended
                                                                                   December      December
SELECTED OPERATING DATA:                                 4 Q 2003     4 Q 2004       2003           2004
                                                         --------     --------    -----------   -----------

Fleet at the end of period:
   Car Rental                                              12,590       19,531        12,590       19,531
   Fleet Management                                         9,765        9,168         9,765        9,168
                                                           ------       ------        ------       ------
     Total                                                 22,355       28,699        22,355       28,699
                                                           ------       ------        ------       ------

Average Operating Fleet Age (months)
  Car Rental                                                  4.8          4.1           6.1          5.3
  Fleet Management                                           19.9         14.5          21.4         16.4
Average Operating Fleet Age (months)                         11.8          7.5          14.1         10.0

Number of Rental Days:
  Car Rental                                              495,530      717,694     1,864,674    2,435,339
  (-)Rental Days to Total Fleet's replacement service      (5,031)      (3,584)      (25,286)     (22,283)
                                                          -------      -------     ---------    ---------
     Total                                                490,499      714,110     1,839,388    2,413,056
  Fleet Management                                        743,580      705,930     3,119,460    2,806,440


Utilization Rates:
  Car Rental                                               65.34%      51.22%         62.93%       60.61%
  Fleet Management                                         93.70%      95.37%         94.72%       95.84%

Numbers of Cars Purchased:
  Car Rental                                                7,484       7,541         11,432       17,894
  Fleet Management                                          1,695       1,604          3,630        4,288
                                                            -----       -----         ------       ------
     Total                                                  9,179       9,145         15,062       22,182
                                                            -----       -----         ------       ------

Average Purchase Price                                      16,41       22,15          18,71        21,94

Total Investment in Fleet                               150,638.8   202,550.7      281,803.3    486,602.9


Numbers of Cars Sold:
  Car Rental                                                2,856       3,756         11,205       10,644
  Fleet Management                                          1,231         905          4,263        5,071
                                                            -----       -----         ------       ------
     Total                                                  4,087       4,661         15,468       15,715
                                                            -----       -----         ------       ------

Average Car Price                                           16.36       21.08          15.78        18.80

Depreciation per operating car...(R$)                     1,748.1       957.9        2,155.9        970.9

Average Annual Revenue per operating car....(R$)
  Car Rental                                             20,024.3    14,901.7       19,129.9     17,953.0
  Fleet Management                                       13,506.6    15,527.1       13,090.8     15,611.1

Average Rental Revenue per Rental
 Car per Day...........(R$)
  Car Rental(deducted Total Fleet's replacement service)    84.82       79.89          84.43        81.68
  Fleet Management                                          40.04       45.22          38.39        45.25

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                LOCALIZA RENT A CAR S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                TOTAL FLEET S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA FRANCHISING S.A.


                                By: /S/ Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                PRIME PRESTADORA DE SERVICOS S.A.


                                By: /S/  Jose Salim Mattar Junior
                                Name:Jose Salim Mattar Junior
                                Title:President



                                By: /s/ Antonio Claudio Brandao Resende
                                Name:Antonio Claudio Brandao Resende
                                Title:Vice President



                                LOCALIZA MASTER FRANCHISEE ARGENTINA S.A.


                                By: /S/  Leonardo Federici Guedes
                                Name:Leonardo Federici Guedes
                                Title:President



                                By: /s/ Arisitides Luciano de Azevedo Newton Name:Arisitides Luciano de Azevedo Newton Title:Substitute Officer


Dated: April 13, 2005.